April 14, 2020

Adam Clammer
President
Nebula Parent Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

       Re: Nebula Parent Corp.
           Registration Statement on Form S-4
           Filed March 18, 2020
           File No. 333-237264

Dear Mr. Clammer:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Prospectus Cover Page, page 1

1. Please disclose here (i) the aggregate number of ParentCo's shares you are offering in connection with the Business Combination, (ii) the aggregate amount of cash that the
       Open Lending unitholders will receive, (iii) the aggregate value of the consideration that the Open Lending unitholders will receive, (iv) the number of shares of ParentCo's common stock and the amount of cash that will be exchanged for each unit of Open
       Lending, (v) the aggregate number of shares of ParentCo's common stock that the Nebula shareholders will receive, and (vi) the aggregate amount of cash that the Nebula warrantholders will receive if the warrant amendment proposal is approved. Also, include disclosure regarding the 15,000,000 Contingency Shares and the 1,250,000 Earn-Out
       Shares.
 Adam Clammer
Nebula Parent Corp.
April 14, 2020
Page 2
Questions and Answers About the Business Combination
What equity stake will current Nebula stockholders and Open Lending unitholders have in
ParentCo after the closing, page 8

2. Please add columns to the table on page 8 to show the number of shares that will be held by and the percentage of ownership of each party listed in the table if the Open Lending unitholders receive the 15,000,000 Contingency Shares and if the Sponsor and affiliates receive the 1,250,000 Earn-Out Shares pursuant to the Founder Support Agreement.
Who will be the officers and directors of ParentCo if the Business Combination is consummated, page 9

3. Please disclose here that Nebula, Blocker Holder and Open Lending will be able to select directors to serve for five years from the date of closing subject to certain stock ownership requirements. In addition, please disclose here that Blocker Holder will be entitled to appoint certain directors to ParentCo's board of directors so long as it beneficially owns at least 40% of the shares of ParentCo's common stock it owned immediately following the consummation of the Business Combination. In this regard, we note your disclosure on pages 200 and 201.
What is the Debt Financing, page 11

4. Please reconcile your disclosure on page 11 that "Open Lending intends to incur an additional $30,000,000 in debt (up to $200,000,000 in the aggregate) through such secured credit facilities from a syndicate of financial institutions" with your disclosure on page 25 that "debt Financing is the incurrence by Open Lending and/or its subsidiaries of up to $225,000,000 senior secured credit facilities from a syndicate of financial institutions." In addition, disclose here the amount of the loan that will be used to finance distributions to Open Lending's equity investors, and file the Credit Agreement, dated
         March 11, 2020, that governs Open Lending's term loan of $170,000,000 as an exhibit to your registration statement.
Summary of the Proxy Statement/Prospectus
Parties to the Business Combination
Open Lending, page 23

5. Please reconcile your disclosure on page 23 and elsewhere that Open Lending currently caters to over 320 active automotive lenders with your disclosure on page 158 that Open
       Lending has 77 contracts signed with automotive lenders and two contracts signed with
FirstName LastNameAdam Clammer
       OEM Captives. In addition, provide quantitative disclosure regarding what you consider
Comapany NameNebulaautomotive lender. In this regard, we note your disclosure that your to be an "active" Parent Corp.
April 14, 2020 Page 2strongly correlated with transaction volume.
       profitability is
FirstName LastName
 Adam Clammer
FirstName LastNameAdam Clammer
Nebula Parent Corp.
Comapany NameNebula Parent Corp.
April 14, 2020
Page 14,
April 3 2020 Page 3
FirstName LastName
Selected Historical Financial Data of Open Lending, page 38

6. Please revise your filing to disclose the date of adoption of ASC 606 as we note reference to an adoption date of January 1, 2018 in the accompanying footnote to the table on page
         38 but an adoption date of January 1, 2019 elsewhere in your filing. Risk Factors
Open Lending has partnered with two major insurance carriers that underwrite, page 46

7. We note your disclosure that AmTrust and CNA can terminate their agreements with
         Open Lending upon written notice after a change of control without prior written consent.
         Please disclose whether the merger qualifies as a change of control under these agreements, and, if so, whether Open Lending has obtained written consent.
The Combined Company's amended and restated bylaws designate specific courts, page 70

8. Refer to your disclosure on page 70 that the Delaware Forum Provision does not apply to any causes of action arising under the Securities Act. Please clarify that it also does not apply to any causes of action arising under the Exchange Act. In addition, address this provision in the Description of ParentCo's Securities section and Comparison of
         Stockholder Rights section.
The Business Combination
The Background of the Business Combination, page 100

9. We note your disclosure on page 101 that, on September 25, 2019, Nebula provided Open
         Lending with a presentation illustrating the mechanics of a potential business combination. Please describe the material terms that Nebula proposed. Similarly, to the extent material, disclose the terms of any counter proposals made by Open Lending and
         Nebula while negotiating the terms of the agreement, including the merger consideration, management of the combined company, the Debt Financing and the PIPE Transaction. In addition, disclose any other offers or transactions considered and briefly discuss why those transactions were not pursued.
Accounting Treatment of the Business Combination, page 108

10. We note disclosure on page 109 that the pre-combination equity holders of Open Lending will hold the majority, between 54.3% and 64.4%, of voting rights in the combined company. Please revise your filing for consistent disclosure of Open Lending's equity holding percentages as we note different percentages disclosed on pages 32, 35, and 86.
Regulatory Approval Required for the Business Combination, page 108

11. Please disclose the status of all HSR Act filings and the waiting period.
 Adam Clammer
FirstName LastNameAdam Clammer
Nebula Parent Corp.
Comapany NameNebula Parent Corp.
April 14, 2020
Page 14,
April 4 2020 Page 4
FirstName LastName
The Business Combination Agreement
Board of Directors, page 117

12. Please revise your disclosure regarding the three classes of directors on page 117 to clarify that the "Company Initial Director" in Class I, the "Company Initial Director" in Class II
         and all three directors in Class III will be Open Lending Initial Directors. In this regard, we note your disclosure on page 9 that "Nebula, Blocker Holder and Open Lending will each select one director to serve on each of the Class I and Class II slates of directors,"
         and that "Open Lending will select all three of the Class III directors."
Certain U.S. Federal Income Tax Considerations, page 127

13. Please clarify that this section describes the "material" U.S. federal income tax consequences. In addition, file a tax opinion as an exhibit to your registration statement and set forth the counsel's opinion for each material tax consequence. For example, the disclosure on page 127 assumes that the the exchange of Nebula Common Stock for shares of ParentCo Common Stock pursuant to the Business Combination will be treated as a tax deferred transaction under Section 351 of the Code for U.S. federal income tax purposes.
Information About Open Lending
Company Overview, page 140

14. Refer to your disclosure on page 141 that Open Lending has one-way exclusivity agreements with two insurance carriers through 2022. Please disclose that the two insurance carriers are AmTrust Financial Services and CNA Financial Corp., and describe the material terms of the agreements with each, including any change of control provisions. In addition, file each agreement as an exhibit or tell us why you believe you are not substantially dependent on these agreements.
Our Business Model, page 145

15.      You state on page 145 that "with the future certified loan volume Open
Lending
         anticipates from OEM Captives, Open Lending does anticipate concentration risk for some period into the future." Please clarify that you expect to have significant concentration in your largest automotive lender relationships for the
         foreseeable future and that, in 2020, you anticipate that your business will experience significant concentration with OEM Captives. In addition, describe the material terms of the agreements with the two OEM Captives.
16. We note your disclosure that Open Lending's payments to its distribution partners are based on a percentage of program fees. Please provide quantitative information regarding the compensation paid to such distribution partners.
 Adam Clammer
FirstName LastNameAdam Clammer
Nebula Parent Corp.
Comapany NameNebula Parent Corp.
April 14, 2020
Page 14,
April 5 2020 Page 5
FirstName LastName
Key Factors Affecting Operating Results
Concentration, page 160

17. We note disclosure that your largest insurance partner accounted for the vast majority of your profit share and claims administrative service fee revenue for the year ended
         December 31, 2019. Please revise your filing to disclose the name of this insurance company along with quantifying amounts or percentages of revenues earned. Please refer to ASC 275-10-50-18.
Certain Open Lending Relationships and Related Person Transactions
Director Relationships, page 176

18. Please disclose whether the agreements with HireBetter, LLC, Objective Advisors, Inc.
         and EWMW, LP will still be in effect as of the close of the Business Combination, and, if so, please disclose the material terms of these agreements and file each as an exhibit to the registration statement or tell us why you believe this is not required.
General

19. You state that you have obtained commitments from interested investors to purchase
         20,000,000 shares of Nebula Class A Common Stock for $10.00 per share. Please provide your analysis as to why Nebula may issue 20,000,000 shares of common stock without obtaining the approval of its shareholders. In this regard, we note your disclosure that there are currently 34,375,000 shares of Nebula Common Stock issued and outstanding.
20. Please present separately on your form of proxy each material provision in ParentCo's organizational documents that represents a material change from Nebula's organizational documents if the change would require approval of Nebula's shareholders under state law, the rules of a national securities exchange, or the Nebula organizational documents if proposed to be made directly in its own organizational documents. We note by way of example, the change in vote from a majority to a vote of not less than two-thirds of the outstanding shares of capital stock to remove a director and the change of a majority vote of all outstanding shares to amend the bylaws to the affirmative vote of not less than two-
         thirds to change the bylaws. For guidance, refer to the Proxy Rules and Schedule 14A
         Compliance and Disclosure Interpretations Regarding Unbundling under Rule 14a-4(a)(3)
         in the M&A Context on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Adam Clammer
Nebula Parent Corp.
April 14, 2020
Page 6

       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameAdam Clammer                            Sincerely,
Comapany NameNebula Parent Corp.
                                                          Division of
Corporation Finance
April 14, 2020 Page 6                                     Office of Finance
FirstName LastName